07020216

EMI

RECEIVED
2007 JAN 10 A 9:41
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004

By Airmail

3rd January, 2007.

Attn: Filing Desk - Stop 1-4

SUPPL

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 2nd January 2007, I enclose one copy of the following item that the Company have issued to the Regulatory News Service:

(a) an announcement, dated 3rd January 2007, notifying the market that, in conformity with the Transparency Directive's transitional provision 6, the total number of voting rights in EMI Group plc is 799,992,339.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

PROCESSED

JAN 16 2007

THOMSON
FINANCIAL

Enc.

dw 1/10

VIA PR NEWSWIRE DISCLOSE

ER 07/02

Regulatory News Service

3rd January, 2007.

EMI GROUP PLC

Voting Rights and Capital

In conformity with the Transparency Directive's transitional provision 6, we wish to notify the market that, following the exercise of savings-related share options on 3rd January 2007, EMI Group plc's capital has increased to 799,992,339 Ordinary Shares of 14p each. Each Ordinary Share carries the right to one vote at general meetings of the Company's shareholders. The Company does not hold any Ordinary Shares in Treasury and, therefore, the total number of voting rights in EMI Group plc is 799,992,339.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, EMI Group plc under the FSA's Disclosure and Transparency Rules.

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231